Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

RXO, Inc. maintains approximately 37 subsidiaries. Set forth below are the names of certain wholly owned or at least 90% owned subsidiaries of RXO, Inc., as of December 31, 2023, that provide freight transportation services. The names of certain consolidated wholly or at least 90% owned subsidiaries that carry on the same line of business have been omitted.

Name	State of Incorporation
RXO, Inc.	Delaware
RXO Corporate Solutions, LLC	Delaware
RXO Capacity Solutions, LLC	Delaware
RXO Express, LLC	Delaware
RXO Air Transport, LLC	Delaware
RXO Managed Transport, LLC	Delaware
RXO Freight Forwarding, Inc.	Delaware
RXO Last Mile Holding, Inc.	Delaware
RXO Last Mile, Inc.	Georgia